Emerald Medical Applications Corp.
 7 Imber Street
Petach Tikva, 4951141 Israel

January 14, 2016

United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561

Re: Emerald Medical Applications Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 7, 2016
File No. 333-206105

Ladies and Gentlemen:

We are submitting this letter in response to the staff's comment letter dated January 14, 2016 addressed to Emerald Medical Applications Corp. (the "Registrant"). For the convenience of the staff, we have included each staff comment, numbered sequentially, followed by our response, also numbered sequentially.

Executive Compensation, page 84

Comment 1. Please revise to provide the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2015. For guidance, refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Response 1. We have revised the disclosure under "Executive Compensation" to include the fiscal year ended December 31, 2015.

Respectfully submitted,

/s/: Lior Wayn
Lior Wayn, Chief Executive Officer